UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA announced today that it is commencing an exchange offer in Spain pursuant to which it is offering BBVA treasury stock shares for an aggregate nominal amount of euro 95% of certain its respective affiliates preferred and debt securities. The offer is not being made in the United States or any other jurisdiction outside of Spain.

Madrid, 28th September 2012

The information contained herein does not constitute an offer of securities in the United States. Offers and sales of securities in the United States may not be made absent registration under the U.S. Securities Act of 1933, as amended, or an applicable exemption therefrom. This document does not solicit money, securities or any other type of consideration, and, if any money, securities or other type of consideration is sent in response hereto, it will not be accepted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 28, 2012	By:	/s/ Erik Schotkamp
	Name:	Erik Schotkamp
	Title:	Capital and Funding Management Director